U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                                FORM 10-SB

                   Registration Statement on Form 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                          BETHURUM LABORATORIES, INC.
                          ---------------------------
       (Name of Small Business Issuer as specified in its charter)



            UTAH                                    76-0050046
           ------                                   ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                              Employer I.D. No.)


                          6371 Richmond, #200
                          Houston, Texas 77057
                      ---------------------------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (713) 266-8005

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -----------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------


     Organization and Charter Amendments
     -----------------------------------

          Bethurum Laboratories, Inc. (the "Company") was organized under the laws of the State of Utah on April 22, 1983, under the name "Lion Resources, Inc." The Company was formed to acquire and operate or lease natural resource properties, and engage in mining, milling, production, buying and developing natural resource properties and any business dealing with natural resources in general.

          The Company's initial authorized capital consisted of 50,000,000 shares of $0.001 par value common voting stock.

          On October 27, 1983, the Company's Articles of Incorporation were amended in accordance with the Utah Business Corporations Act to change its name to "Bethurum Laboratories, Inc.", to expand the purpose of the Company to include authorization to produce and market ointments used in connection with human and animal skin conditions; to increase the authorized capital of the Company to 100,000,000 shares of $0.001 par value common voting stock; and to effect a 1.667 for 1 forward split of the outstanding voting securities of the Company, while retaining the $0.001 par value, and with appropriate adjustments in the stated capital and capital surplus accounts of the Company.

          A copy of the Company's Articles of Incorporation, as amended, is attached hereto and incorporated herein by reference. See Part III, Item 1.

     Public Offering
      ---------------

          Pursuant to a prospectus dated July 7, 1983, the Company conducted a public offering of 1,500,000 shares of its common stock at an offering price of $.01 per share. The offer and sale of these securities were registered with the Utah Securities Division pursuant to Section 61-1-10 of the Utah Uniform Securities Act; and these securities were exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "1933 Act"), under Section 3(b) thereof and Rule 504 promulgated by the Securities and Exchange Commission as a part of Regulation D. These securities were offered for sale only within Utah.

     Sales of "unregistered" and "restricted" securities over the past three years
     -----

         Immediately prior to the filing of this Registration Statement, the Company adopted, ratified and approved a Written Compensation Agreement pursuant to which it agreed to issue 457,500 shares of "restricted securities" of the Company pursuant to Rule 701 of the Securities and Exchange Commission, for non-capital raising services rendered. Except for the sale of these securities, there have been no sales of "restricted securities" or other securities of the Company during the past three years. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4. A copy of this Written Compensation Agreement is attached hereto and incorporated herein by reference. See Part III, Item 1.

     Changes in Control
     ------------------

         The Company acquired 100% of the outstanding securities of Bethurum Laboratories, Inc., a Texas corporation ("BLI"), on October 24, 1983, pursuant to an Agreement and Plan of Reorganization (the "Bethurum Plan"), in exchange for 10,000,000 post-split "restricted securities" of the Company. In January, 1985, the Bethurum Plan was rescinded, due to non-performance of BLI. As a result, 9,750,000 of the "restricted securities" issued in connection with the Bethurum Plan were canceled, and the persons who were nominated by BLI to serve as directors and executive officers of the Company resigned.

Business.
---------

               Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over five years. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has limited assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration for the venture. This may result in substantial dilution of the percentage of share ownership of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company makes no assurance that any future enterprise will be profitable or successful.

          The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

          In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

          Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

          Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

          Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

          The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

          Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

          Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

          None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Risk Factors.
-------------

          In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

          Extremely Limited Assets; No Source of Revenue. The Company has virtually no assets and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

          Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

          Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

           Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

          Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2.

          State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

          By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies. Because the Company does not intend to make any offering of its securities in the foreseeable future, management does not believe that any state restriction on "blank check" offerings will have any effect on the Company.

          In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Minnesota, Nebraska and New York) have adopted some form of SCOR.
States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

          The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

          Management to Devote Insignificant Time to Activities of the
Company.   Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

          Conflicts of Interest; Related Party Transactions.   Although the
Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

          No Market for Common Stock; No Market for Shares. Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. With the exception of the "restricted securities" issued to Messrs. Silvey, Thompson and Burningham pursuant to Rule 701 of the Securities and Exchange Commission immediately prior to the filing of this Registration Statement, all outstanding securities of the Company have satisfied the "holding" period requirements of Rule 144. The 701 securities will become tradable under Rule 144 ninety days after the effective date of this Registration Statement or approximately five months from the filing of this Registration Statement. See Part II, Item 4, and Part III, Item 1.

          Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

          There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

          Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

          Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

Principal Products and Services.
--------------------------------

          The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company are to manage its current limited assets and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

          Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

          None; not applicable.

Competitive Business Conditions.
--------------------------------

          Management believes that there are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by the Company for the past several years.

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
-----------

          None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

          None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

          None; not applicable.

Need for any Governmental Approval of Principal Products or
Services.
---------

          Because the Company currently produces no products or services, it is not presently subject to any governmental regulation in this regard. However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

          The integrated disclosure system for small business issuers adopted by the Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

          The Commission, state securities commissions and the North
American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
-------------------------

          None; not applicable.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

          None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------

          None.

 Item 2.  Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------

Plan of Operation.
------------------

          The Company has not engaged in any material operations or had any revenues from operations during the last two fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

          During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length
transaction.   As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
---------------------

          The Company has had no material operations for over five years. The Company incurred losses of ($1,663), for the period ended September 30, 1998; ($422) for the year ended December 31, 1997; and ($6,385) for the year ended December 31, 1996. Primarily all of these expenses were utilized for attorney's fees, accounting fees and filing fees to maintain the Company in good standing.

Liquidity.
---------

          During the nine months ended Septebmer 30, 1998, capital contributions by a principal stockholder amounted to $1,218; the amount of $3,167 was similarly contributed during the year ended December 31, 1997; $473 were contributed in the year ended December 31, 1996.

Item 3.  Description of Property.
---------------------------------

          The Company has no assets, property or business; its principal executive office address and telephone number are the office address and telephone number of its Secretary, W. Scott Thompson , and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Utah, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Thompson of providing the use of his office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof, to wit:


                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class
----------------     ------------------           --------

William F. Donovan          154,400                    4.40%
1140 Westmont Suite #300
Houston, Texas 77015

W.B. Phillips TTEE FBO      300,000                     8.55%
ECO Industries

William A. Silvey          1,313,000                   37.43%
5227 Cripple Creek Court
Houston, Texas 77017

W. Scott Thompson       194,000                    5.53%
5444 Westheimer, #2000
Houston, Texas 77056

World Securities, ltd.       260,000                   7.41%
Box 1040
Schroder Cyaman Bank & Trust
Georgetown, Grand Cayman,
BWI

TOTALS:                   2,221,400                  63.32%

 Security Ownership of Management.
---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof, to wit:

                         Number of Shares
                         Beneficially Owned      Percentage of
Name and Address          as of 12/31/96          of Class
----------------         ------------------      -------------
[S]                        [C]                    [C]

William A. Silvey, Jr.      1,313,000                 37.43%
5227 Cripple Creek Court
Houston, Texas 77017

W. Scott Thompson        194,000*             5.53%*
5444 Westheimer, #2000
Houston, Texas 77056

TOTALS                  1,507,000                 42.97%

* Includes shares held as custodian for Traci L. Thompson, his daughter.

Changes in Control.
-------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
William A. Silvey, Jr. President,      10/83          *
                    Director

W. Scott Thompson      Sec/Tres,        7/96          *
                    Director

          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

          W. A. Silvey, Jr. Mr. Silvey has over 35 years experience as an officer and director of operating companies, venture capitalist, financial consultant and business consultant. He was one of the founders of Intermedics, Inc. which grew to be one of the largest medical products companies in the world. Mr. Silvey has founded and operated more than fifteen companies during his business career. Since April 1993, he has been an associate of Eurotrade Financial, Inc., a Houston based financial consulting firm. Mr. Silvey is a graduate of California Institute of Technology with a Bachelors Degree in Mechanical Engineering. He also holds a Masters in Business Administration from Stanford University.

          W. Scott Thompson. Mr. Thompson has over 20 years experience as a venture capitalist and financial consultant. Since April 1993, Mr. Thompson has served as the President of Eurotrade Financial, Inc., a Houston based financial consulting firm. Prior to his tenure with Eurotrade, Mr. Thompson was employed by Harris-Forbes, Inc. (a Houston based financial and venture capital firm), from October 1983 to March 1993. Mr. Thompson still serves as an officer, director and consultant to Harris-Forbes. He is a graduate from the University of Texas with a Bachelors Degree in Business Administration and attended two years of graduate school of business working toward a double masters in business and accounting.

Other "Public Shell" Activities
-------------------------------

          W. Scott Thompson and William A. Silvey, Jr. have been involved as directors and executive officers of other companies that may be deemed to be "blank check" companies and future involvement in other "blank check" companies is likely, but presently unplanned.

          The following table summarizes the companies for which Mr.
Thompson and Mr. Silvey have served as a director, executive officer or consultant and which have completed a reorganization or merger, and the consideration received by Messrs. Thompson and Silvey in connection with each reorganization.

                                                       Reorg.
Original Company Name     New Company Name     Symbol   Date     Consideration
---------------------     ----------------     ------   ------   -------------
Environmental Pyrogenics, Northport Industries, PESO  12/24/97 135,000 shares*
Inc.                      Inc.                                 $25,000*


Information Technology    International Healthcare IHHC 6/98   140,000 shares*
Systems, Inc.             Holdings                        $18,000*

          * Messrs. Thompson and Silvey each received the same number of "restricted securities" and money as compensation for services rendered; all shares were issued under Rule 701 of the Securities and Exchange Commission.

Significant Employees.
----------------------

          The Company has no employees who are not executive officers.

Family Relationships.
---------------------


Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

            (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

            (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

            (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

            (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures
Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:


                    SUMMARY COMPENSATION TABLE


                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

William A.
Silvey, Jr.,12/31/96    0     0     0     0      0     0   0
President,  12/31/97    0     0     0     0      0     0   0
Director     9/30/98    0     0     0     0      0     0   0

W. Scott
Thompson,   12/31/96    0     0     0     0      0     0   0
Secretary   12/31/97    0     0     0     0      0     0   0
and Director 9/30/98    0     0     0     0      0     0   0

         Immediately prior to the filing of the Registration Statement, Messrs. Silvey and Thompson were each issued 183,000 shares of "restricted securities" of the Company valued at $.01 per share, for non-capital raising services rendered to the Company. See Part II, Item 4, and Part III, Item 1.

          No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1997 or 1996, or the period ended September 30, 1998. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries and any director, executive officer, five percent stockholder or associate of any of these persons except the following: immediately prior to the filing of this Registration Statement, the Company issued 183,000 shares of "restricted securities" of the Company to Messrs. Silvey and Thompson pursuant to Rule 701 of the Securities and Exchange Commission for compensation valued at $.01 per share. See Part II, Item 4, and Part III, Item 1.

Item 8.  Description of Securities.
-----------------------------------

          The Company has one class of securities authorized, consisting of 100,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

          There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

          There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

          There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit it common stock for listing on the OTC Bulletin Board of the National Association of Securities Dealers ("NASD"); however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management may have a substantial adverse impact on any such public market, and, with the exception of the "restricted securities" issued to Messrs. Silvey, Thompson and Burningham pursuant to Rule 701 of the Securities and Exchange Commission immediately prior to the filing of this Registration Statement, all current and former members of management have already satisfied the "holding period" requirement of Rule 144. The 701 securities will become tradable under Rule 144 ninety days after the effective date of this Registration Statement or approximately five months from the filing of this Registration Statement. See Part II, Item 4, and Part III,
Item 1.


Holders.
--------

          The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 185.

Dividends.
----------

          The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

Name                          Date             Shares            Compensation
----                          ----             ------            ------------

W. A. Silvey, Jr.            11/23/98         183,000              Services*
W. Scott Thompson            11/23/98         183,000              Services*
Leonard W. Burningham, Esq.  11/23/98          91,500              Services*

     * All services are non-capital raising and valued at $.01 per share; these securities were issued pursuant to Rule 701 of the Securities and Exchange Commission.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

          Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

          Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

          Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

          Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902.
Unless limited by the Articles of Incorporation, Section 16-10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

          Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

     Audited Financial Statements for the years
     December 31, 1997, 1996 and September 30, 1998
     ----------------------------------------------------

     Independent Auditors' Report

     Balance Sheets

     Statements of Operations

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to the Financial Statements

                                 PART III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation

3.2       Articles of Amendment to
          Articles of Incorporation dated
            October 27, 1983 respecting name
          change, change in authorized capital,
          effect 1.667 for 1 forward

27          Financial Data Schedule

99        Written Compensation Agreement

          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BETHURUM LABORATORIES, INC.

Date: 12/10/98                           By /s/William A. Silvey, Jr.
                                             ------------------------
                                             William A. Silvey, Jr., Director
                                             and President

Date: 12/10/98                           By /s/ W. Scott Thompson
                                             ------------------------
                                             W. Scott Thompson, Director
                                             Secretary

                                BETHURUM
                            LABORATORIES, INC.
                      (A Development Stage Company)

                          FINANCIAL STATEMENTS

            September 30, 1998 and December 31, 1997 and 1996

                      INDEPENDENT AUDITORS' REPORT


The Board of Directors

Bethurum Laboratories, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheet of Bethurum Laboratories, Inc., (a development stage company), as of December 31, 1997 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bethurum Laboratories, Inc. (a development stage company), as of December 31, 1997 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/Jones, Jensen & Company
Jones, Jensen & Company
Salt Lake City, Utah
May 11, 1998

                                BETHURUM
                             LABORATORIES, INC.
                       (A Development Stage Company)
                              Balance Sheets
                                  ASSETS

                                      September 30,  December 31,
                                         1998          1997
                                      (Unaudited)
CURRENT ASSETS

  Cash                                  $   -        $   -

     Total Current Assets                   -            -

     TOTAL  ASSETS                      $   -        $   -

               LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)

CURRENT LIABILITIES

  Accounts payable                      $    6,708   $    6,263

      Total Liabilities                      6,708        6,263

STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock; authorized 100,000,000
   common shares at $0.001 par value;
   3,050,000 shares issued and
   outstanding                               3,050        3,050
  Additional paid-in capital                 5,275        4,057
  Deficit accumulated during development
  stage                                    (15,033)     (13,370)

     Total Stockholders' Equity (Deficit)   (6,708)      (6,263)

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
      (DEFICIT)                           $   -        $   -

                                BETHURUM
                             LABORATORIES, INC.
                       (A Development Stage Company)
                         Statements of Operations
                                                        From
                    For the                         Inception on
                   Nine Months                       April 22,
                     Ended      For the Years Ended 1983 Through
                  September 30,      December 31,   September 30,
                     1998          1997         1996     1998
                  (Unaudited)                         (Unaudited)
REVENUES            $  -        $ -        $  -       $  -

EXPENSES

  General and
    administrative      1,663        155       6,137      7,883

     Total Expenses     1,663        155       6,137      7,883

 LOSS FROM
  OPERATIONS           (1,663)      (155)     (6,137)    (7,883)

LOSS FROM
 DISCONTINUED
 OPERATIONS            -            (267)       (248)    (7,150)

NET LOSS            $  (1,663)  $   (422)  $  (6,385) $ (15,033)

BASIC WEIGHTED
 AVERAGE LOSS
 PER SHARE          $   (0.00)  $  (0.00)  $   (0.00)

                                BETHURUM
                             LABORATORIES, INC.
                          (A Development Company)
               Statements of Stockholders' Equity (Deficit)
          From Inception on April 22, 1983 to September 30, 1998
                                                                Deficit
                                                              Accumulated
                                                   Additional  During the
                                  Common Stock      Paid-in   Development
                               Shares     Amount    Capital      Stage
Balance on inception               -       $  -     $  -       $   -

Issuance of common stock for
 cash at inception at
 approximately
 $.005 per share                  300,000      300    1,200        -

Issuance of common stock for
 services at $0.01 per share    2,500,000    2,500   12,500        -

Common stock issued during
 reorganization agreement      10,000,000   10,000  (10,000)       -

Cancellation of common stock
 from divestiture agreement    (9,750,000)  (9,750)   9,750        -

Net loss from inception to
  December 31, 1986                -           -        -      (18,049)

Balance, December 31, 1986      3,050,000    3,050   13,450    (18,049)

Net loss for the year
  ended December 31, 1987          -           -        -         (124)

Balance, December 31, 1987      3,050,000    3,050   13,450    (18,173)

Net loss for the year
  ended December 31, 1988          -           -        -         (134)

Balance, December 31, 1988      3,050,000    3,050   13,450    (18,307)

Net loss for the year
  ended December 31, 1989          -           -        -         (144)

Balance, December 31, 1989      3,050,000    3,050   13,450    (18,451)

Net loss for the year
  ended December 31, 1990          -           -        -         (156)

Balance, December 31, 1990      3,050,000    3,050   13,450    (18,607)

Net loss for the year
 ended December 31, 1991           -           -        -         (169)

Balance, December 31, 1991      3,050,000    3,050   13,450    (18,776)

Net loss for the year
 ended December 31, 1992           -           -        -         (182)

Balance, December 31, 1992      3,050,000    3,050   13,450    (18,958)

Net loss for the year
 ended December 31, 1993           -           -        -         (196)

Balance, December 31, 1993      3,050,000    3,050   13,450    (19,154)

Net loss for the year
 ended December 31, 1994           -           -        -         (213)

Balance, December 31, 1994      3,050,000    3,050   13,450    (19,367)

Net loss for the year
 ended December 31, 1995           -           -        -         (229)


Balance, December 31, 1995      3,050,000    3,050   13,450    (19,596)

Expenses paid on the Company's
 behalf                            -           -        473        -

Net loss for the year
 ended December 31, 1996           -           -        -       (6,385)

Balance, December 31, 1996      3,050,000    3,050   13,923    (25,981)

Expenses paid on the
 Company's behalf                  -           -      3,167        -

Net loss for the year
 ended December 31, 1997           -           -        -         (422)

Balance, December 31, 1997      3,050,000  $ 3,050  $17,090 $  (26,403)

Expenses paid on the Company's
 behalf (unaudited)                -           -      1,218        -

Net loss for the nine months
 ended September 30, 1998
 (unaudited)                       -           -        -       (1,663)

Balance September 30, 1998
 (unaudited)                    3,050,000  $ 3,050  $18,308   $(28,066)

                                  BETHURUM
                              LABORATORIES, INC.
                        (A Development Stage Company)
                           Statements of Cash Flows
                                                        From
                    For the                         Inception on
                   Nine Months                       April 22,
                     Ended      For the Years Ended 1983 Through
                  September 30,      December 31,   September 30,
                     1998          1997         1996     1998
                  (Unaudited)                         (Unaudited)
CASH FLOWS FROM
  OPERATING ACTIVITIES

  Net loss          $  (1,663)  $   (422 ) $  (6,385) $ (15,033)

  Adjustments to
   reconcile net loss
   to net  cash (used)
   by operating
   activities:
  Contributed capital   1,218        -          -         1,218
  Common stock issued for
   services               -          -          -         1,967
  Increase (decrease) in
   accounts payable       445     (2,745)     5,912       6,708

     Net Cash (Used) by
       Operating Activities  -    (3,167)      (473)     (5,140)

CASH FLOWS FROM
  INVESTING ACTIVITIES       -       -          -           -

CASH FLOWS FROM
  FINANCING ACTIVITIES

  Issuance of common stock   -       -          -         1,500
  Additional paid-in capital -     3,167        473       3,640

     Net Cash Provided by
      Financing Activities   -     3,167        473       5,140

NET INCREASE (DECREASE)
 IN CASH                     -       -          -          -

CASH AT BEGINNING
 OF PERIOD                   -       -          -          -

CASH AT END OF PERIOD     $  -    $  -       $  -       $  -

CASH PAID DURING THE YEAR FOR

  Interest                $  -    $  -       $  -       $  -
  Income taxes            $  -    $  -       $  -       $  -

                                BETHURUM
                             LABORATORIES, INC.
                       (A Development Stage Company)
                      Notes the Financial Statements
             September 30, 1998 and December 31, 1997 and 1996

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a. Organization

       The financial statements presented are those of Bethurum Laboratories, Inc., a development stage company. The Company was incorporated in the State of Utah on April 22, 1983 under the name Lion Resources, Inc.
       The Company was incorporated for the purpose of seeking business opportunities by mergers, acquisitions and/or asset purchases.

       On October 24, 1983, the Company acquired 100% of the outstanding stock of Bethurum Laboratories, Inc. (a Texas corporation) (BLI) through the issuance of 10,000,000 shares of its restricted common stock. In connection with the acquisition, the Company changed its name to Bethurum Laboratories, Inc. on October 27, 1983. In January 1985, the acquisition agreement was canceled due to non-performance of BLI. Ownership of BLI was returned to its former shareholders, and the shares issued by the Company in connection with the acquisition were canceled with the exception of 250,000 shares which were not returned.

       On October 24, 1983 and in conjunction with the reorganization agreement the Company's shareholders approved a forward split agreement, whereby the outstanding common shares were exchanged at a rate of 1.6667 shares for every 1 share outstanding. This increased the outstanding shares to 2,500,000 immediately prior to the reorganization agreement. All references to shares outstanding and loss per share have been retroactively restated to restate the forward stock split.

       b. Accounting Method

       The Company's financial statements are prepared using the accrual method of accounting. The Company has selected a December 31 year end.

       c. Basic Loss Per Share

       The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

       d. Provision for Taxes

       At September 30, 1998, the Company had net operating loss carryforwards of approximately $13,800 that may be offset against future taxable income from the year 1998 through 2013. No tax benefit has been reported in the financial statements because the Company believes that there is a 50% chance or greater the net operating loss carryforwards will expire unused, therefore the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

       e. Cash Equivalents

       The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       f. Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

       g.  Unaudited Financial Statements

       The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.

NOTE 2 -  GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders have committed to covering the operating costs of the Company.

NOTE 3 -  RELATED PARTY TRANSACTION

       During the nine months ended September 30, 1998, a shareholder contributed $1,218 for expenses.